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ITEM 77D:

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the fund's nonfundamental policy regarding investment in foreign securities. The existing nonfundamental policy on foreign securities was revised to state that the fund may invest up to 25% of its net assets in foreign investments.

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes that, effective March 1, 2010, eliminated the fund's nonfundamental investment policies as follows:

     - that no more than 10% of the fund's net assets may be invested in exchange-traded funds;

     - that the fund may not sell short or maintain a short position, however, the fund will continue its current policy of seeking approval from the fund's Board of Directors prior to engaging in short sales;

     - that the fund may not invest in rights and warrants if, at the time of acquisition, the investment in rights and warrants would exceed 5% of the fund's net assets, valued at the lower of cost or market and that no more than 2% of the fund's net assets may be invested in warrants not listed on the New York Stock Exchange or American Stock Exchange;

     - that limited the fund's exposure to access trades to 5% of total assets at the time of purchase;

     - that the fund may not invest for the purpose of controlling or managing any company;

     - that the fund may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act;

     - that under normal circumstances, the fund will limit forward foreign currency contracts to not greater than 75% of the fund's portfolio position in any one country as of the date the contract is entered into. This limitation will be measured at the point the hedging transaction is entered into by the fund. Under extraordinary circumstances, the fund may enter into forward currency contracts in excess of 75% of the fund's portfolio position in any one country as of the date the contract is entered into.

          The fund will also not enter into such forward contracts or maintain a net exposure to such contracts where the consummation of the contracts would oblige the fund to deliver an amount of foreign currency in excess of the value of the fund's portfolio securities or other assets denominated in that currency; and

     - that the fund may not borrow more than 15% of the value of its total assets. The fund continues to be subject to its fundamental policy that it will not issue senior securities or borrow money, except as permitted by the 1940 Act or any rule thereunder, any SEC or SEC staff interpretations thereof or any exemptions therefrom which may be granted by the SEC.